NELSON MULLINS

NELSON MULLINS RILEY & SCARBOROUGH LLP
ATTORNEYS AND COUNSELORS AT LAW

50 N. Laura Street, 41st Floor
Jacksonville, FL 32202
T: 904.665.3600 F: 904.665.3699
nelsonmullins.com

Daniel B. Nunn, Jr.
T: 904.665.3601
daniel.nunn@nelsonmullins.com

January 2, 2024

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

      Re: FRP Holdings, Inc.
           Form 10-K for the year ended December 31, 2022
           File No. 001-36769

Ladies and Gentlemen:

On behalf of FRP Holdings, Inc., a Florida corporation (the "***Company***"), we are submitting this supplemental response to our letter dated December 7, 2023, which responds to the letter dated November 28, 2023 from the staff (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***Commission***") regarding the Company's Annual Report on Form 10-K filed on March 3, 2023 (the "***10-K***").

Following our discussion with the Staff, the Company will address the Commission's comments in future filings rather than filing an amendment to the 10-K. Specifically, the Company will refrain from using the term "reserves" in future filings.

If you have any additional questions regarding any of our responses or the Amended 10-K, please do not hesitate to contact Daniel Nunn at (904) 665-3601 or daniel.nunn@nelsonmullins.com.

           Very truly yours,

           /s/ Daniel B. Nunn, Jr.

           Daniel B. Nunn, Jr.

cc: John D. Baker II, Chief Executive Officer, FRP Holdings, Inc.
     John D. Baker III, Chief Financial Officer, FRP Holdings, Inc.
     John D. Klopfenstein, Chief Accounting Officer, FRP Holdings, Inc.